UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Snow Lake Resources Ltd.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

83336J208

(CUSIP Number)

Christopher Gerteisen

Suite 602, 566 St Kilda Road

Melbourne Victoria 3004 Australia

+61 3 9537 1238

with copy to:

Andrew Reilly

Rimon Law

Level 10, 20 Martin Place

Sydney, NSW 2000 Australia

andrew.reilly@rimonlaw.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 29, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 83336J208

(1)	Names of reporting persons: Nova Minerals Limited
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Australia

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,600,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,600,000

(11)	Aggregate amount beneficially owned by each reporting person 6,600,000
(12)	Check if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 36.8%
(14)	Type of reporting person OO

This Amendment No. 1 amends and supplements the initial Schedule 13D filed by the Reporting Person with the SEC on October 25, 2022 (as amended hereby, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in such initial Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 23, 2022, the Issuer distributed a meeting circular and certain other related materials to its shareholders of record as of October 27, 2022 in connection with its 2022 Annual and Special Meeting of Shareholders to be held on December 15, 2022 (the “Shareholders Meeting”).

On November 29, 2022, the Requisitioning Shareholders and the Reporting Person (together, the “Concerned Shareholders”) distributed a proxy circular and certain other related materials to the Issuer’s shareholders of record as of October 27, 2022 in connection with the Shareholders Meeting, proposing, among other things, the election of an alternative slate of directors. A copy of such proxy circular is filed herewith as Exhibit 99.3 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

99.3	Proxy Circular dated November 29, 2022 (incorporated by reference to Exhibit 99.2 to Amendment No. 2 to Schedule 13D filed by Kushkush Investments Pty Ltd)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nova Minerals Limited

November 30, 2022	By:	/s/ Christopher Gerteisen
	Name:	Christopher Gerteisen
	Title:	Chief Executive Officer

November 30, 2022	By:	/s/ Craig Bentley
	Name:	Craig Bentley
	Title:	Director of Finance and Compliance

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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